UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2018

EQT CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3551	25-0464690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

625 Liberty Avenue, Suite 1700 Pittsburgh, Pennsylvania	15222
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 553-5700

Former name or former address, if changed since last report: None

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company                                              ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.                Other Events.

On February 21, 2018, EQT Corporation (EQT or the Company) announced, among other things, that its Board of Directors has approved a plan to separate its upstream and midstream businesses, creating a standalone publicly traded corporation (NewCo) that will focus on midstream operations.  NewCo will own the midstream interests held by EQT.  The Company also announced that it plans to pursue (i) a drop-down of certain retained midstream assets to EQT Midstream Partners, LP (EQM); (ii) a merger of EQM and Rice Midstream Partners LP (RMP); and (iii) a sale of RMP’s incentive distribution rights to EQT GP Holdings, LP (EQGP).

A copy of the news release containing the announcement and a related investor presentation are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

Cautionary Statements

Disclosures in this Form 8-K contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 8-K specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of the Company and its subsidiaries, including whether the separation of the midstream business and the other transactions involving the midstream business are completed, as expected or at all, and the timing of any such separation and/or transactions; whether the conditions to the separation and the other transactions involving the midstream business can be satisfied; whether the operational, financial and strategic benefits of the separation and the other transactions involving the midstream business can be achieved; whether the costs and expenses of the separation and the other transactions involving the midstream business can be controlled within expectations; guidance regarding the Company’s strategy to develop its Marcellus, Ohio Utica, Upper Devonian and other reserves; drilling plans and programs (including the number, type, average lateral length and location of wells to be drilled or turned-in-line, the number and type of drilling rigs, the number of frac crews and the number of multi-pad wells); projected production sales volume and growth rates (including liquids sales volume and growth rates); projected unit costs, general and administrative expenses, expense reductions, average differential and net marketing services revenue; projected adjusted operating cash flow attributable to the Company and projected adjusted operating cash flow attributable to EQT Production; projected capital expenditures, capital budget, and sources of funds for capital expenditures; return on capital; and projected cash flows, including the ability to fund the 2018 drilling program through cash from operations, and projected cash flows resulting from the Company’s partnership interests in EQGP and RMP. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company has based these forward-looking statements on current expectations and assumptions about future events. While the Company considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. The risks and uncertainties that may affect the operations, performance and results of the Company’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” of the Company’s Form 10-K for the year ended December 31, 2017, as updated by any subsequent Form 10-Qs.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information

This Form 8-K relates to, among other things, a potential proposal that may be made regarding a business combination transaction involving EQM and RMP.  In connection with the potential transaction with RMP and subject to future events, EQM may file a registration statement on Form S-4 with the SEC which will include a document that serves as a prospectus of EQM and a proxy statement of RMP (the proxy statement/prospectus), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available, because they will contain important information. Subject to future events, a definitive proxy statement/prospectus will be sent to RMP’s unitholders, in which case investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from EQM or RMP as described in the paragraphs below.

The documents filed by EQM with the SEC may be obtained free of charge at EQM’s website at www.eqtmidstreampartners.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from EQM by requesting them by mail at EQT Midstream Partners, LP, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

The documents filed by RMP with the SEC may be obtained free of charge at RMP’s website at www.ricemidstream.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from RMP by requesting them by mail at Rice Midstream Partners LP, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQM, RMP and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from RMP unitholders in connection with the potential transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of RMP in connection with the potential transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information about the directors and executive officers of EQM is set forth in EQM’s 2017 Annual Report on Form 10-K, as previously filed with the SEC on February 15, 2018. Information about the directors and executive officers of RMP and their ownership of RMP common units is set forth in RMP’s 2017 Annual Report on Form 10-K, as previously filed with the SEC on February 15, 2018.  Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01.                Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	News Release, issued February 21, 2018
99.2	Investor Presentation, dated February 21, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION (Registrant)

By:	/s/ Robert J. McNally
	Name:	Robert J. McNally
	Title:	Senior Vice President and Chief Financial Officer

Date: February 21, 2018